Filed Pursuant to Rule 424(b)(3)

File No. 333-101901

Prospectus Supplement to Prospectus

Dated May 22, 2003

The Subscription Price for shares of our common stock purchased pursuant to our current rights offering is $6.68 per share.

The Subscription Price of $6.68 is the lowest of the three averages of the last reported sales price of a Class E share on the NYSE for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on June 18, 2003.

The rights offering expires at 5:00 p.m., New York City time, on June 20, 2003.

On June 18, 2003, the last reported sale price of a Class E share on the NYSE was $7.52 per share.

The date of this Prospectus Supplement is June 18, 2003.